# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 Tower Rd., Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, 972 25788763

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,413,730; sole dispositive power 0; shared dispositive power 10,413,730; aggregate amount beneficially owned 10,413,730 (5% of the class)
- Nadav Kidron (CIK 0001351779): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 135,700; shared voting power 10,413,730; sole dispositive power 135,700; shared dispositive power 10,413,730; aggregate amount beneficially owned 10,549,430 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 Tower Rd., Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D" or this "Statement") is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), jointly by and on behalf of Oramed Pharmaceuticals Inc., a Delaware corporation ("Oramed"), and Nadav Kidron (each, a "Reporting Person" and together, the "Reporting Persons"). Mr. Kidron is the President, Chief Executive Officer and Chairman of Oramed and may be deemed to beneficially own securities owned by Oramed. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The business address of each of Oramed and Mr. Kidron is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036.
Present principal occupation or employment: The Reporting Persons are engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Oramed is organized under the laws of the State of Delaware. Mr. Kidron is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons expended an aggregate of approximately $18,247,072 (excluding commissions) to acquire an aggregate of 10,549,430 Ordinary Shares in various open market transactions. The funds used for the purchase of 10,413,730 of the Ordinary Shares reported in this Schedule 13D were derived from the general working capital of Oramed and the funds used for purchase of 135,700 Ordinary Shares were derived from the personal funds of Mr. Kidron.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have, and intend to in the future to, engage in discussions with the Issuer's management, members of the Issuer's board of directors, and/or other shareholders of the Issuer concerning, among other things, the Issuer's performance, the market price of the Ordinary Shares relative to the value of the Issuer's assets, potential financing options for the Issuer, the Issuer's business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons intend to engage in discussions with the Issuer and other shareholders thereof regarding the management of the Issuer and to recommend changes to the composition of the board of directors and expect to subsequently have further discussion with the Issuer's management and board of directors covering board composition as well as a broad range of subjects relative to performance, strategic direction, shareholder value and governance of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In connection with their investment, the Reporting Persons have engaged in hedging with respect to their holdings of Ordinary Shares and expect to continue doing so in the future. Depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons' economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons' respective holdings in the Issuer, engaging in any further hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

The percentage reported in Item 13 on the cover pages hereto is based upon 210,334,767 Ordinary Shares of the Issuer outstanding as of October 14, 2025, according to the Report on Form 6-K for the month of December 2025, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on December 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has
(i) sole power to vote or direct the vote: See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or direct the vote
See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as reported as set forth on Annex A hereto, neither of the Reporting Persons have effected any transaction in the Ordinary Shares of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, neither of the Reporting Persons currently have any contract, arrangement, understanding or relationship with any person with respect to the Ordinary Shares of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (filed herewith)

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (01/29/2026)
- Nadav Kidron: /s/ Nadav Kidron, Nadav Kidron (01/29/2026)